Manor Park Securities LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	229,376
Accounts receivable		122,534
Prepaid expenses		55,028
Total assets	$	406,938

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	75,718
Total current liabilities		75,718

MEMBERS' EQUITY

		331,220
Total Liabilities and members' equity	$	406,938

The accompanying notes are an integral part of these financial statements.